Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027

Tel.:  713-621-5946
Fax:  713-621-3988

January 7, 2011

BY EDGAR
BY U. S. FIRST CLASS MAIL

Mr. Ethan Horowitz
Branch Chief
Mr. Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:	Isramco, Inc.
Comment Letter Dated December 1, 2010
File No. 000-12500

Gentlemen:

This letter is in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated December 1, 2010 (the “Comments”), relating to the financial statements of Isramco, Inc. (“Isramco”) described in the Comments.  In this regard, we appreciate the courtesy of the Commission in extending the time for Isramco to make this response to January 7, 2011.

Each of the Comments will be addressed individually. In this regard, Isramco is in the process of preparing its 10-K for the fiscal year ended 2010 (the “2010 10-K), which the Company intends to finalize and file on or before March 15, 2011.  As this document will be filed shortly, Isramco respectfully requests that the it be permitted to reflect such Comments in the 2010 10-K and other future filings and not be required to amend its 10-K for the fiscal year 2009 (the “2009 10-K) to reflect the Commission’s  Comments.  This is because, although Isramco believes that the Comments are in most respects correct and useful, Isramco does not believe that they are of such sufficient individual or collective materiality as to warrant formal amendment of the 2009 10-K, especially with the pendency of the 2010 10-K.

Response to Comments

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Isramco, Inc.
January 7, 2011

Overview, page 4

1.             We note your December 31, 2009 proved reserves figures here and on page 26, “. . . as prepared by our independent reserve engineering firm, Cawley, Gillespie & Associates, Inc.” This seems inconsistent with your statement on page 17, “The reserve information included or incorporated by reference in this report represents estimates prepared by our internal engineers. The procedures and methods for estimating the reserves by our internal engineers were reviewed by an independent petroleum engineering firm.”   Please revise your disclosure to clearly identify the preparer of your proved reserves.

Response:

Isramco agrees with the Comment.  However, it is the statement itself that is incorrect.  The statement should have read:

The reserve information included or incorporated by reference in this report represents estimates prepared by our independent reserve engineering firm, Cawley, Gillespie & Associates.

Isramco will correct this error in its future filings.

2.             Your statement “Approximately 97.7% of our proved reserves were classified as proved developed” seems inconsistent with your disclosure of zero proved undeveloped reserves for 2009 on page F-33. Please revise your disclosure to resolve this apparent inconsistency.

Response:

Isramco agrees with the Comment.  However, again it is the statement in the Form 10-K that is drafted incorrectly.  The statement should have read:

Approximately 97.7% of our proved reserves were classified as proved developed producing . . .”

Isramco will correct this error in all filings it makes in the future.

Isramco, Inc.
January 7, 2011

Israel, page 5

3.             We note your statements here: “gross mean resources potential of Tamar to be 5 trillion cubic feet of natural gas”; “Dalit is estimated to contain gross mean resources of approximately 500 billion cubic feet of natural gas.”; “The gross mean resource estimate for Tamar has been raised to 6.3 trillion cubic feet”. The Instruction to Item 1202 of Regulation S-K stipulates that estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission, unless such information is required to be disclosed in the document by foreign or state law. Please amend your document to delete these and any other references to such resources.

Response:

Isramco agrees with this Comment and such statements will not appear in future filings.

4.             We note your statement, “In August 2009 the partners in the Tamar gas field received a reserve report from NASI. According to the report the estimated 2P reserve (Proved + Probable Reserves) are 7.7 trillion cubic feet and the 1P reserve (Proved Reserves) and are estimated to be 6 trillion cubic feet.” Please amend your document to disclose, if true, that the reserve figures in your statement comply with the definitions of proved and probable reserves in sections (l8) and (22) of Rule 4-10(a) of Regulation S-X. If not true, please amend your document to remove this and similar statements.

Response:

Isramco agrees with this Comment and such statements will not appear in future filings.

5.             Please amend your document to disclose the reserve category (as defined in Rule 4-10(a) of Regulation S-X) that corresponds to the estimates in the statement, “According to the operator’s estimates, which are based on the results of drilling the Or 1 and on a 3D seismic survey performed in the area of the Med Yavne lease, the recoverable gas reserves of Or 1 reserve are estimated at 35 billion cubic feet.”

Response:

Isramco agrees with this Comment and all future filings will comply with the rule in all future filings.

6.             Please describe for us, in reasonable detail, the reliable technology upon which you base the statements, “Noble reports that performance modeling indicates that the [Tamar #1] well can ultimately be completed to achieve a production rate of over 150 million cubic feet per day (“Mmcf/d”)” and “Performance modeling indicates the [Dalit] well can be ultimately completed to achieve a production rate of approximately 200 Mmcf/d.”

Isramco, Inc.
January 7, 2011

Response:

Isramco disagrees with this Comment.  In this regard, Isramco does not have the specific information you request.  This disclosure referenced in this Comment is based entirely upon the public disclosures of the operator, Noble Energy, Inc., also a public company, made pursuant to press release dated February 10, 2010,  a copy of which is attached.  Isramco believes that, under Regulation F-D the information was in the nature of potential material inside information that should have been made available in Commission filings to ensure that Isramco’s shareholders all had equal access to the information.  Isramco believes that failure to include the information might have been a violation of Regulation F-D.  Therefore, there is a potential conflict with the Commission’s policy and Regulation F-D.

Risk Factors, page 14

Our proved reserves are estimates. Any material inaccuracies in our reserve estimates or assumptions underlying our reserve estimates could cause the quantities and net present value of our reserves to be overstated or understated.. page 17

7.             We note your statement, “There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control that could cause the quantities and net present value of our reserves to be overstated.” Please revise your disclosure to discuss those reserve estimation parameters over which you have control, e.g. hydrocarbons in place, recovery efficiencies, initial production rates, production decline rates.

Response:

Isramco agrees with the Comment.  Isramco proposes to include the following discussion in its 2010 Form 10-K:

The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in our petroleum engineering reserve reports. In order to prepare these estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. A significant variance could materially affect the estimated quantities and pre-tax present value of the reserves shown in our petroleum engineering reserve reports. In addition, the 10% discount factor we use to calculate the net present value of future net cash flows for reporting purposes may not necessarily be the most appropriate discount factor. Further, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Isramco, Inc.
January 7, 2011

Properties, page 24

8.             Please amend your document to expand your discussion by including those items required by Item 1207 of Regulation S-K.

Response:

Isramco disagrees with this Comment.  Isramco does not have commitments to “provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements” as contemplated by Item 1207 of Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

Oil and Gas Reserves, page F-32

9.             FASE ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves. Please revise your disclosure to explain the details/circumstances of the revisions in 2007, 2008 and 2009.

Response:

Isramco agrees with this Comment.  However, as noted above, given the pendency of the filing of Isramco’s 2010 Form 10-K Isramco does not believe that it will be useful to amend the 2009 Form 10-K.  All such disclosures will be included in future filings.

10.           We note the statement, “Natural gas liquids are included in natural gas reserves.’ which seems inconsistent with the NGL reserve figures that you have disclosed. Please revise your disclosure to resolve this apparent inconsistency.

Response:

Isramco agrees with this Comment.  In actuality, natural gas liquids are not included in all disclosure of natural gas reserves.  In its future filings, Isramco will correct the error and ensure that there are no inconsistencies in this disclosure.

11.           We note your discussion of product prices used in estimating your proved reserves. Please revise your disclosure to provide the relevant bench mark oil, gas and NGL price figures as well as the average adjusted prices (after differentials) used in the estimation of your 2009 proved reserves.

Isramco, Inc.
January 7, 2011

Response:

Isramco agrees with the Comment.  The benchmark prices are described in the 2009 Form 10-K but the actual benchmark pricing information is not provided.  Isramco will include this information in future filings.

Isramco acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Isramco also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, Isramco’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by Isramco that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  Isramco looks forward to working with the Commission to resolve all issues raised by its Comments.

Very truly yours,

ISRAMCO, INC.

Edy Francis
Chief Financial Officer

Isramco, Inc.
January 7, 2011

PRESS RELEASE:

Noble Energy Announces Successful Flow Test of Tamar Natural Gas Discovery and
Increases Resource Estimate

HOUSTON, Feb. 10 /PRNewswire-FirstCall/ --Noble Energy, Inc. (NYSE: NBL) announced today flow test results from the Tamar natural gas discovery in the Matan license, offshore Israel. As previously reported, the Tamar #1 well, located in approximately 5,500 feet of water and drilled to a total depth of 16,076 feet, encountered more than 460 feet of net pay in three high-quality reservoirs. Testing procedures, which were performed over a limited 59-foot section of the lowest reservoir, yielded a flow rate of 30 million cubic feet per day (Mmcf/d) of natural gas. The flow rate was limited by testing equipment available on the rig. Performance modeling indicates the well can be ultimately completed to achieve a production rate of over 150 Mmcf/d.

The pre-drill gross mean resource potential for Tamar was originally estimated at 3.1 trillion cubic feet (Tcf) of natural gas. Immediately following discovery, we estimated the gross resource potential to be at least equal to the pre-drill mean estimate. After analysis of all the post-drill and production test data, the estimated gross mean resource potential of Tamar has now been increased to 5 Tcf.

The Company and its partners have elected to keep the Atwood Hunter, a semi-submersible drilling rig, offshore Israel for two additional wells. Subsequent to operations at the Tamar #1 well, the drilling rig will proceed to the Dalit exploration prospect in the Michal license. Dalit has a pre-drill gross mean resource of about 700 billion cubic feet of natural gas with an approximate 40 percent chance of success. Located in 4,500 feet of water and 28 miles offshore, the well has a proposed total depth of about 12,500 feet. Immediately after concluding operations at Dalit, the rig will be relocated to Tamar where it will drill an appraisal well to further define the resources of the structure.

Charles D. Davidson, Noble Energy's Chairman, President and CEO, said, "The test results from the Tamar well confirm our initial analysis that the discovered reservoirs are very high quality. This discovery is clearly of a size for commercial development. We hope to extend the success in Israel by testing Dalit, our second prospect which is already covered by 3D. Discussions with our various partners are currently ongoing with plans to potentially conduct new seismic over our additional leads on other licenses in the area. Each incremental piece of information gathered is critically important as we continue to learn more about the potential of the Tamar discovery and this highly under-explored region. The implications of this discovery to Israel, Noble Energy, and our partners cannot be overstated, and we all have committed significant resources to better understand its scale and scope."

Noble Energy operates both the Matan and Michal licenses with a 36 percent working interest. Other interest owners are Isramco Negev 2 with 28.75 percent, Delek Drilling with 15.625 percent, Avner Oil Exploration with 15.625 percent and Dor Gas Exploration with the remaining four percent.

Isramco, Inc.
January 7, 2011

Noble Energy is a leading independent energy company engaged in worldwide oil and gas exploration and production. The Company operates primarily in the Rocky Mountains, Mid-Continent, and deepwater Gulf of Mexico areas in the United States, with key international operations offshore Israel, UK and West Africa. Noble Energy is listed on the New York Stock Exchange and is traded under the ticker symbol NBL. Visit Noble Energy online at www.nobleenergyinc.com.

This news release may include projections and other "forward-looking statements" within the meaning of the federal securities laws. Any such projections or statements reflect Noble Energy's current views about future events and financial performance.

No assurances can be given that such events or performance will occur as projected, and actual results may differ materially from those projected. Risks, uncertainties and assumptions that could cause actual results to differ materially from those projected include, without limitation, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other action, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy's business that are detailed in its Securities and Exchange Commission filings. Words such as "anticipates," "believes," "expects," "intends," "will," "should", "may," and similar expressions may be used to identify forward-looking statements. Noble Energy assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by  law.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this news release, such as "resources," that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our Forms 10-K and 10-Q, File No. 1-07964, available from Noble Energy's offices or website, http://www.nobleenergyinc.com. These forms can also be obtained from the SEC by calling 1-800-SEC-0330.

SOURCE Noble Energy, Inc.
02/10/2009
CONTACT: David Larson, +1-281-872-3125, dlarson@nobleenergyinc.com, or Brad Whitmarsh, +1-281-872-3187,
bwhitmarsh@nobleenergyinc.com, both of Noble Energy, Inc.
6011 02/10/2009 09:52 EST http://www.prnewswire.com

website, http://www.nobleenergyinc.com. These forms can also be obtained from the SEC by calling 1-800-SEC-0330.

Isramco, Inc.
January 7, 2011

SOURCE Noble Energy, Inc.
02/10/2009
CONTACT: David Larson, +1-281-872-3125, dlarson@nobleenergyinc.com, or Brad Whitmarsh, +1-281-872-3187,

bwhitmarsh@nobleenergyinc.com, both of Noble Energy, Inc.
6011 02/10/2009 09:52 EST http://www.prnewswire.com